BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York  10286

March 31, 2021

General New York Municipal Money Market Fund
-Dreyfus New York Municipal Money Market Fund

240 Greenwich Street
New York, New York  10286

Re:       Expense Limitation

To Whom It May Concern:

BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of Dreyfus New York Municipal Money Market Fund (the "fund"), a series of General New York Municipal Money Market Fund, as follows:

Until March 31, 2022, BNYM Investment Adviser will waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of the fund's Premier shares (excluding taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed .35%.  On or after March 31, 2022, BNYM Investment Adviser may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the fund upon the approval of the Board of Directors of the fund and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to March 31, 2022, in the event of termination of the Management Agreement between BNYM Investment Adviser and the fund.

                                                                        BNY MELLON INVESTMENT ADVISER, INC.

                                                                        By: /s/ James Bitetto

                                                                               James Bitetto

                                                                               Secretary

Accepted and Agreed To:

GENERAL NEW YORK MUNICIPAL MONEY MARKET FUND

-DREYFUS NEW YORK MUNICIPAL MONEY MARKET FUND

By: /s/ James Windels

       James Windels

       Treasurer